

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 25, 2010

Via U.S. Mail and Facsimile

Chevis C. Swetman
Chairman, President and CEO
Peoples Financial Corporation
Lameuse and Howard Avenues
Biloxi, MS 39533

> **Re:** **Peoples Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 001-12103**

Dear Mr. Swetman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 5. Market for the Registrant's Common Stock and Related Stockholder Matters, page 31

1. We note that the annual report to shareholders does not appear to include the performance graph. Item 201(e) of Regulation S-K requires that the

performance graph be included in the annual report to shareholders. For guidance, please refer to Regulation S-K Compliance & Disclosure Interpretations 106.10 and 106.11. Please confirm that the performance graph will be included in future annual reports. We note that the performance graph was included in the Form 10-K.

Item 9a. Controls and Procedures, page 33

2. It appears you do not disclose that there were no changes in internal control over financial reporting in your December 31, 2009 Form 10-K. However, we note that you do make this disclosure for the three-month period ended March 31, 2010 on page 25 of your Form 10-Q. Please tell us whether there were any changes in internal control over financial reporting for the period ended December 31, 2009. Further, please revise all future filings to include this disclosure.

Item 11. Executive Compensation, page 35

General

3. We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

4. We note that you have not included a Grants of Plan-Based Awards table in your executive compensation disclosure. However, based on the disclosure provided in your document, it appears that this table should have been included. For example, we note that you had a non-equity incentive plan in place in 2009. Therefore, please provide us with the information required by Item 402(d) of Regulation S-K and revise future filings accordingly. Alternatively, tell us why you are not required to provide this information.

Compensation Discussion and Analysis, page 9 of Definitive Proxy Statement on Schedule 14A

5. We note the disclosure in the first full paragraph on page 10 indicating that you do not benchmark compensation to any specific company or companies. We also note the disclosure in the last two full paragraphs on page 10 that the

compensation committee considered compensation levels of executive officers of peer group companies in establishing the salaries of your named executive officers. Based on this latter disclosure, it appears that the component companies that make up the peer groups should be disclosed. Please identify the component companies and confirm that future filings will be revised accordingly. Alternatively, tell us why disclosure of the component companies is not required. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.

Summary Compensation Table, page 15 of Definitive Proxy Statement on Schedule 14A

6. It appears that some of the amounts for prior years disclosed in the "Bonus" column should have instead been disclosed under a "Non-Equity Incentive Plan Compensation" column. Please consider the guidance in Regulation S-K Compliance & Disclosure Interpretation 119.02 and tell us whether your disclosure is consistent with that guidance. If it is not, please provide us with proposed revised disclosure and confirm that future filings will be revised accordingly.

Item 15. Exhibits and Financial Statement Schedules, page 35

7. We note the disclosure in your definitive proxy statement regarding your bonus plan for your named executive officers. Please tell us why you have not filed this plan as an exhibit to your Form 10-K. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. Please note that if the bonus plan is not set forth in any formal document, a written description of the plan should be filed as an exhibit.

Exhibit 13

Management's Discussion and Analysis

Critical Accounting Policies, page 1

8. We note that your "single most critical accounting policy" relates to your allowance for loan losses. Please revise future filings to disclose your other critical accounting policies aside from your allowance for loan losses policy.

Further, please revise future filings to provide enhanced discussion and analysis of critical accounting estimates and assumptions that:

- supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements; and

- provides greater insight into the quality and variability of information regarding financial condition and operating performance.

For further guidance, refer to Release No. 33-8350 "*Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*."

Financial Statements

Note B – Securities, page 16

9. We note your disclosure on page 18, as well as on page 13 of your Form 10-Q for the period ended March 31, 2010, that, among other factors, you consider your "intent and ability" to hold your underwater debt securities until recovery or maturity as support for not taking an other-than-temporary impairment charge as of period end. Please revise future interim and annual filings to assert that you "do not intend to sell and it is not more likely than not that you will be required to sell" underwater debt securities, as required by ASC 320-10-50.

Note C – Loans, page 18

10. We note your disclosure that "an allowance for each impaired loan, which are *generally* collateral-dependent, is calculated based on the fair value of its collateral." ASC 310-10-35 states that a creditor may measure impairment based on the fair value of the collateral only if the loan is a collateral-dependent loan (paragraph 22), unless foreclosure is probable (paragraph 32). Collateral-dependent loans are defined as those for which the repayment is expected to be provided solely by the underlying collateral. As such, please tell us and revise future filings to clarify whether you use the fair value of collateral to determine impairment only on loans that are either solely collateral-dependent or for which foreclosure is probable.

11. We note your disclosure that the fair value of the collateral underlying both impaired loans and other real estate acquired through foreclosure is based on appraisals performed by third-party valuation specialists. Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type, please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Please provide us with your proposed disclosures.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Item 2. Management's Discussion and Analysis

Income Taxes, page 23

12. Please note that the disclosure requirements of ASC-740-10-50 are required for both interim and annual periods ending after September 15, 2009. As such, please revise your future interim filings to include the relevant disclosures. In addition, please revise future filings to disclose specifically that you believe it is *more likely than not* you will realize your net deferred tax asset.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3418 with any other questions.

Sincerely,

William C-L Friar
Senior Financial Analyst